September 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 7, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed August 28, 2018

Quoin Pharmaceuticals, Inc. Notes to Financial Statements (Unaudited)

1. Nature of Business

Transactions with Polytherapeutics, Inc. and its Principal Stockholders, page 36

1.	We note your statement that the company ascribes no value to the equity interests of Polytherapeutics in the financial statements. Please revise this statement to clarify how you accounted for the acquisition of Polytherapeutics and to include the disclosures pursuant to ASC 805-10-50, as applicable.

In response to this comment, the Company revised the draft Preliminary Proxy Statement to include additional disclosure as required under ASC 805. This information includes details on the consolidation of Polytherapeutics and an allocation of the purchase price to the fair value of the assets of Polytherapeutics.

Terry Howlett Skinvisible, Inc. September 24, 2018

4. Prepaid Expenses and Other Current Assets, page 38

2.	Please provide us the basis in the accounting literature for recording an asset of $248,000 shown as prepaid expenses and other current assets, which primarily consist of direct, incremental legal fees relating to the Merger.

In response to this comment, the Company has revised the financial statements and reclassified the prepaid expenses as selling, general and administrative expenses.

5. Unrecognized Research Consulting Costs, page 38

3.	Please provide us the basis in the accounting literature for recording $636,314 shown as an asset called unrecognized research consulting costs and as a liability called contractual commitments.

In response to this comment, the Company has revised the financial statements and removed the liability. The contingent liability is no longer carried on the balance sheet. It is now classified as a commitment for future period expenses.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

4.	Please revise the headnote in this section to explain how you intend to account for the merger, including which company is the accounting acquirer. Tell us the basis in the accounting literature for your conclusion. Refer to ASC 805.

In response to this comment, the Company has revised the unaudited proforma condensed combined financial statements and included additional disclosure to discuss the acquisition accounting to be applied upon the close of the acquisition.

5.	With reference to our prior comment 2, please tell us why you excluded a pro forma combined statement of operations for the fiscal year ended December 31, 2017. In addition, please remove the unaudited pro forma statement of cash flows on page 50.

Quoin Pharmaceuticals, Inc. was formed on March 5, 2018. As such the Company has no financial activity for the periods prior to inception. In the prior financial statements, the Company had incorrectly identified certain costs that it agreed to pay its officers related to onetime expense including salaries they would have otherwise been paid for efforts they undertook in the years ending December 31, 2016 and 2017, prior to the inception date. Because there was no information to combine into the proforma statements, the 2017 proforma statements were removed.

6.	Please provide disclosure in notes to the pro forma combined financial statements to explain why the only adjustment is the one for $381,999 from common stock to additional paid in capital.

In response to this comment, the Company has revised the unaudited proforma condensed combined financial statements and included additional disclosure to discuss the acquisition accounting and associated adjustments to be applied upon the close of the acquisition.

Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

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